EXHIBIT 99.2

             COMMTOUCH RELEASES THIRD QUARTER 2004 FINANCIAL RESULTS


MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)--November 12, 2004 -- Commtouch(R) (Nasdaq: CTCHC), the innovator of anti-spam solutions featuring Recurrent Pattern Detection (RPD) (TM) technology, today announced its third quarter results for 2004.

Revenues for the quarter were $415 thousand compared to $358 thousand for the prior quarter (second quarter 2004) and $84 thousand in the comparable quarter last year. Deferred revenues as at September 30, 2004 were $1,127 thousand, as compared to deferred revenues of $923 thousand as at June 30, 2004.

Total loss for the quarter was $1,833 thousand compared to $1,194 thousand in the prior quarter and $1,763 thousand in the comparable quarter last year. As described previously, in the second quarter, the company had non-cash financial income of approximately $613 thousand relating to the November 2003 convertible loan and related warrants and fair value adjustment thereof, out of which $583 thousand was attributable to the change of terms of the November 2003 agreement pursuant to the terms of the May 2004 financing round.

Revenues for the nine months ended September 30, 2004 and September 30, 2003 were $933 thousand and $260 thousand, respectively. Total loss for the nine months ended September 30, 2004 was $4,639 thousand, compared to $3,944 thousand in the comparable period last year.

Cash at September 30, 2004 was approximately $5,107 thousand compared to $4,143 thousand as of June 30, 2004. Immediately following the close of the second quarter, we received $2,650 thousand in relation to the May 2004 private placement, representing the balance of the $3,900 thousand investment.

About Commtouch

Commtouch Software Ltd. is a global developer and provider of proprietary anti-spam solutions featuring Recurrent Pattern Detection (RPD) technology. Its mission is to protect and preserve the integrity of the world's most important communications tool -- email. The company's core technologies reflect its 13 years of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch's patent-pending technologies are employed in solutions that are sold through channels and resellers. In addition, Commtouch anti-spam technologies are incorporated in software applications of security and messaging OEMs. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The company was founded in 1991 and has been publicly traded since 1999 (Nasdaq:CTCHC - News). To learn more about Commtouch visit www.commtouch.com.

For a free copy of "Choosing the Best Technology to Fight Spam.", a recently published IDC study analyzing qualities of spam-fighting technologies, visit: http://www.commtouch.com/analysts_and_publications.shtml

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example,

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statements in the future tense, and statements including words such as "expect",
"plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the non-occurrence of any of the company's recently announced proposed transactions; the failure of the company to consummate the transactions within the timeframe required by Nasdaq, or to otherwise fail to satisfy the conditions imposed by the Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; the acceleration of the payment date of convertible notes due to a delisting by Nasdaq; business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as
international;  fewer  than  expected  new-partner  relationships;   competitive
factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the text of this press release or the company's Annual Reports on Form 20-F and reports on Form 6-K, which are
available  through   www.sec.gov.

Recurrent Pattern Detection and RPD are trademarks and Commtouch is a registered trademark of Commtouch Software Ltd.

--------------------------------------------------------------------------
Contact:
Commtouch
media@commtouch.com
Gary Davis  650-864-2000


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

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                            Sept.  30,  December 31,
                                                                2004       2003*
                                                               ------     ------
Assets
Current Assets:
 Cash and cash equivalents ...............................     $5,107     $4,125
 Trade receivables .......................................         52         92
 Prepaid expenses ........................................        199        156
 Receivables on account of shares ........................       --          955
 Other accounts receivable ...............................         33         15
                                                               ------     ------
 Total current assets ....................................      5,391      5,343
                                                               ------     ------
Long-term lease deposits .................................          5          5
Equity investment in Imatrix .............................        223        339
Deferred charges .........................................        266        353
Severance pay fund .......................................        412        391
Property and equipment, net ..............................        342        452
Intangible asset .........................................         40       --
                                                               ------     ------
                                                               $6,679     $6,883
                                                               ------     ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable ........................................        354        479
 Employees and payroll accruals ..........................        520        418
 Accrued expenses and other liabilities ..................        434        376
 Deferred revenue ........................................      1,127        222
                                                               ------     ------
 Total current liabilities ...............................      2,435      1,495
                                                               ------     ------

 Convertible loan ........................................      2,753      2,134
 Shares to be registered upon exercise of warrants .......        192        372
 Accrued severance pay ...................................        457        425
                                                               ------     ------
                                                                3,402      2,931
                                                               ------     ------

 Shareholders' equity ....................................        842      2,457
                                                               ------     ------
                                                               $6,679     $6,883
                                                               ======     ======

* - Reclassified to conform to current period presentation.

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
                                                       COMMTOUCH SOFTWARE LTD.

                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                            (USD in thousands, except per share amounts)

                                                                               Three          Three           Nine           Nine
                                                                               Months         Months         Months         Months
                                                                               Ended          Ended          Ended           Ended
                                                                              Sept. 30       Sept. 30       Sept. 30       Sept. 30
                                                                                2004           2003           2004           2003
                                                                              --------       --------       --------       --------
Revenues:...............................................................      $    415       $     84       $    933       $    260
Cost of revenues: ......................................................           170            130            475            447
                                                                              --------       --------       --------       --------
Gross profit (loss) ....................................................           245            (46)           458           (187)
                                                                              --------       --------       --------       --------
Operating expenses:
 Research and development, net .........................................           423            387          1,055          1,095
 Sales and marketing ...................................................           998            609          2,964          1,137
 General and administrative ............................................           545            561          1,383          1,335
 Amortization of stock-based employee deferred  compensation ...........          --               63             30            189
                                                                              --------       --------       --------       --------
 Total operating expenses ..............................................         1,966          1,620          5,432          3,756
                                                                              --------       --------       --------       --------
Operating loss .........................................................        (1,721)        (1,666)        (4,974)        (3,943)
 Interest and other income (expense), net ..............................           (46)          (141)           398           (283)
 Equity in Income of Imatrix ...........................................           (66)            44            (63)           282
                                                                              --------       --------       --------       --------
Net loss................................................................      $ (1,833)      $ (1,763)      $ (4,639)      $ (3,944)
                                                                              ========       ========       ========       ========

Basic and diluted net loss per share....................................      $  (0.04)      $  (0.07)      $  (0.12)      $  (0.17)
                                                                              ========       ========       ========       ========

Weighted average number of shares used in computing basic
and diluted net loss per share .........................................        42,467         24,997         39,080         23,173
                                                                              ========       ========       ========       ========